Exhibit 10.2

2009 INX Named Executive Compensation Plan

This document sets forth the executive compensation plan for 2009 for the three top executives of INX:  Jim Long, Mark Hilz and Brian Fontana (the "Named Executives").

Prior to 2009 the executives were paid a salary and a Quarterly Cash Bonus, and from time to time received certain equity grants.  There are substantial changes to the compensation plan for 2009 as set forth herein.

For 2009 the executive compensation will consist of five components, base salary, equity compensation, a Quarterly Cash Bonus, an annual bonus based on operating income and a bonus related to the performance of any acquisitions closed in 2009.  The acquisition bonus actually will span two years following any acquisitions closed during 2009.

1.  Base Salary.

For 2009 the salary levels were left unchanged as compared to 2008 levels due to the current negative economic environment.

2.  Equity Compensation.

The Company is making a somewhat larger grant of equity for 2009 than for prior years, and as compared to what it is  likely to grant in future years in terms of the quantity of shares.  This grant is being done in part because of the fact that the Company is not providing any salary increase, and is decreasing the percentage of the quarterly cash bonus in the prior year,  and to  provide an increased financial incentive to the executive team to improve shareholder value in the difficult economic and market conditions.

The Company is granting a total of 176,000 restricted shares of INX common stock in total to the three Named Executives as set forth below.

Shares
Jim Long	50,000
Mark Hilz	72,500
Brian Fontana	53,500

A portion of the grant to Hilz and Fontana, (12,500 shares for Hilz and 13,500 shares for Fontana), or 26,000 in total, will vest immediately and will have a restriction on sale for a period of one year following the grant.  The balance of the shares will vest ratably over five years, with 1/5 vesting upon the anniversary date of the grant each year.

3.  Quarterly Cash Bonus.

As in prior year plans, the compensation plans for the Named Executive Officers for 2009 included a quarterly bonus, payable in cash, calculated as a percentage of base salary, and determined based upon financial performance of the Company as compared to a target set forth by the Compensation Committee (the "Quarterly Cash Bonus"). In order reduce the Quarterly Cash Bonus as compared to the plan that was utilized prior to 2009, which will be compensated by two new potential bonuses as set forth below, the Company is reducing the total pay-out of the Quarterly Cash Bonus for 2009 as compared to prior year levels.

The prior bonus plan paid a Quarterly Cash Bonus ranging from 0% of quarterly salary to as high as 90% of quarterly salary based upon attainment of financial goals.  For 2009 the Quarterly Cash Bonus can range from zero percent of quarterly salary to as high as 50% of quarterly salary based upon actual financial results as compared to the target set forth by the Compensation Committee.

The plan for 2009 will be based upon "Adjusted Operating Income", which is defined for these purposes as Operating Income, calculated in accordance with GAAP, minus two non-cash normal recurring expenses, 123R equity-based compensation and depreciation/amortization.

The Quarterly Cash Bonus will be calculated based upon a two-quarter rolling average of actual results compared to a two quarter rolling average of the target set by the compensation committee.

For 2009, the "target" is a percentage amount equal to the annualized ratio of a two-quarter rolling average of Adjusted Operating Income divided by "Operating Capital" used in the operations of the business during the two quarter period.  "Operating Capital" is defined as the average capital used in the operations of the business during the period, using the average at the beginning and end of each quarterly period, and being defined as total stockholder's equity, plus debt, minus cash.  The resultant ratio is multiplied by four to "annualize" the result of the rolling two-quarter result.  By way of example, if the average Adjusted Operating Income for a particular two-quarter rolling average was $1,000,000, and average stockholder's equity, debt and cash for such two-quarter period was $20,000,000, $100,000 and $10,000,000, respectively, then the annualized "Adjusted Operating Return on Operating Capital" would be 39.6% ($1,000,000 / $10,100,000 * 4).  The Quarterly Cash Bonus earned in this example would be 31% of the quarterly salary of the three Named Executives.

The Quarterly Cash Bonus can range between zero and 50% of quarterly salary  When setting the matrix for determination of the Quarterly Cash Bonus for 2009, the Compensation Committee considered the impact of the current constrained economic conditions.

For the four quarters of 2009, with the bonus for each quarter being based upon the average of the actual 2009 quarter and the immediately preceding quarter, the bonus amount will be the percentage of quarterly salary set forth in the table below.

			Bonus As A
Adjusted Operating			Percentage Of
Return On Operating Capital			Quarterly Salary

0%	-	10%	0%
10%	-	12%	2%
12%	-	14%	3%
14%	-	16%	5%
16%	-	18%	6%
18%	-	20%	7%
20%	-	22%	9%
22%	-	24%	11%
24%	-	26%	13%
26%	-	28%	15%
28%	-	30%	17%
30%	-	32%	19%
32%	-	34%	22%
34%	-	36%	25%
36%	-	38%	27%
38%	-	40%	31%
40%	-	42%	34%
42%	-	44%	38%
44%	-	46%	42%
46%	-	48%	46%
48%	-	50%	49%
>	-	50%	50%

4.  Annual Operating Income Bonus:

For 2009 we are introducing a new additional bonus, the "Annual Operating Income Bonus".  This bonus is intended to provide a financial motivation to the Named Executives to maximize operating income, as well as the ratio of operating income to Operating Capital (as defined above).

This bonus will be payable after the completion and reporting of the 2009 financial results and will be payable half in cash at minimum, and up to half in shares of INX common stock (at the Company's discretion).  Any shares issued as a part of the bonus will be immediately vested.

50% of this bonus pool will be distributed among the three Named Executives in a pre-determined fixed manner as set forth in the table below.

% of Total
Jim Long	30%
Mark Hilz	40%
Brian Fontana	30%

The other 50% of such bonus pool will be payable to the three Named Executives based upon their contribution to the results, as determined by the compensation committee immediately prior to the bonus being paid.

The percentage of operating income in the bonus pool will be based upon the average of the four quarters of 2009 Adjusted Operating Return On Operating Capital utilized for the calculation of the Quarterly Cash Bonus for each of the 2009 quarters.  The actual dollar amount of the bonus pool will be the percentage of GAAP operating income (adjusted only for extreme unusual non-cash charges determined solely at the discretion of the Compensation Committee) associated with the level of Adjusted Operating Return on Operating Capital as set forth in the table below.

Adjusted			% of GAAP
Operating Return			Operating Income
On Operating Capital			In Bonus Pool

0%	-	10%	3.00%
10%	-	12%	3.14%
12%	-	14%	3.29%
14%	-	16%	3.44%
16%	-	18%	3.59%
18%	-	20%	3.75%
20%	-	22%	3.92%
22%	-	24%	4.08%
24%	-	26%	4.26%
26%	-	28%	4.44%
28%	-	30%	4.62%
30%	-	32%	4.81%
32%	-	34%	5.01%
34%	-	36%	5.21%
36%	-	38%	5.42%
38%	-	40%	5.63%
40%	-	42%	5.85%
42%	-	44%	6.08%
44%	-	46%	6.31%
46%	-	48%	6.55%
48%	-	50%	6.80%
>	-	50%	7.00%

5.  Acquisition Bonus:

The "Acquisition Bonus" is bonus designed to provide the Named Executives with a financial incentive to find, negotiate, close, and then effectively integrate and manage acquisitions.

This bonus will be paid in two components, the first component being payable as soon as practicable following the completion of the financial statements reflecting the first full twelve months of operations of the subject acquisition following the closing of the transaction (the "First Year"), and the second component being payable as soon as practicable following the completion of the financial statements reflecting the second full twelve months of operations of the subject acquisition (the "Second Year").

This bonus will be paid half in cash at minimum, and up to half in shares of INX common stock (at the Company's discretion). Any shares issued as a part of the bonus will be immediately vested.

The Acquisition Bonus will be paid to the three Named Executives out of a "bonus pool" that is based upon the direct operating income, calculated in accordance with GAAP, generated by the acquired operations in a subject period of time (the "Acquisition Bonus Pool").

•
For the First Year, the Acquisition Bonus Pool will be a dollar amount equal to 10% of the operating income attributable by the subject acquisition during the subject year, excluding any allocation of corporate-level overhead expenses, over and above a threshold of 8% of the total purchase price (including any earn-out paid or expected to be paid related to the subject year performance)

•
For the Second Year, the Acquisition Bonus Pool will be a dollar amount equal to 10% of the operating income attributable by the subject acquisition during the subject year, excluding any allocation of corporate-level overhead expenses, over and above a threshold of 12% of the total purchase price (including any earn-out paid or expected to be paid related to the subject year performance)

The Acquisition Bonus will be paid 50% in a fixed, pre-determined manner (the same split between the executive manager team members as set forth in the table in the Operating Income Pool Bonus section above.  The other 50% of such bonus pool will be distributed to the three Named Executives based upon their contribution to the transaction, as determined by the compensation committee immediately prior to the payment of the Acquisition Bonus.

In order for an executive to receive a distribution of the Acquisition Bonus Pool for a particular year following a particular acquisition, the executive must be employed by INX during the entire 12-month period for which such yearly bonus distribution is being made.